MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	CenterPoint Energy Transition Bond Company, LLC

DATE:	January 28, 2008

RE:	Response to SEC Staff Comment Letter dated September 12, 2007
     We are responding to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated September 12, 2007 regarding our Form 10-K for the fiscal year ended December 31, 2006 filed with the SEC on March 29, 2007. For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
     In connection with this response, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Form 10-K
1.	We note that you have filed as an exhibit to your Form 10-K the Section 302 Sarbanes Oxley certification applicable to operating companies. As an asset-backed issuer, however, your Form 10-K should include the certification required by our February 21, 2003 Revised Statement: Compliance by Asset-Backed Issuers with Exchange Act Rules 13a-14 and 15d-14, available on our website at http://www.sec.gov/divisions/corpfin/8124cert.htm. Please amend your filing to include the correct Section 302 certification.

RESPONSE: In accordance with the comment and pursuant to various telephone conversations with the Staff, CenterPoint Energy Transition Bond Company, LLC has filed an Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2006 that includes the certification required by the Staff’s Revised Statement (the “Revised Statement”) regarding Compliance by Asset-Backed Issuers noted in your comment above. Similarly, CenterPoint Energy Transition Bond Company II, LLC has filed an Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2006 that includes the certification required by the Revised Statement.

If you should have any questions or further comments regarding the above response, please contact our counsel Timothy S. Taylor at (713) 229-1184. Thank you for your time and consideration.

CenterPoint Energy Transition Bond Company, LLC
/s/ Marc Kilbride
Marc Kilbride
Vice President, Treasurer and Manager